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          May 28, 2021

       Daniel Hirsch
       Chief Financial Officer
       Cascade Acquisition Corp
       1900 Sunset Harbour Dr., Suite 2102
       Miami Beach, FL 33139

                                                        Re: Cascade Acquisition
Corp
                                                            Form 8-K filed May
17, 2021
                                                            File No. 001-39728

       Dear Mr. Hirsch:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




          Sincerely,


          Division of Corporation Finance

          Office of Real Estate & Construction